PRESS RELEASE                            LIFE SCIENCES RESEARCH, INC.
                                         (OTCBB: LSRI)

                                         PO Box 2360
                                         Mettlers Road
                                         East Millstone, NJ 08875-2360

                                         For Further Information:
                                         Richard Michaelson
                                         Phone:   US: (732) 649-9961
                                         e-mail: LifeSciencesResearch@LSRinc.net


August 5, 2004

                      LSR ANNOUNCES SECOND QUARTER RESULTS


East Millstone, New Jersey, August 5, 2004 - Life Sciences Research, Inc. (OTCBB: LSRI) announced today that revenues for the quarter ended June 30, 2004 were $38.3 million, operating profit was $4.0 million, or 10.4% of revenues, and EBITDA excluding foreign exchange remeasurement gains associated with the Company's Bonds was $6.3 million, or 16.4% of revenues. Each of these represents an improvement on the quarter ended March 31, 2004 which in turn were at the highest level for five years when announced.

Revenues for the quarter were 17.3% above the revenues for the same period in the prior year of $32.7 million. Excluding the effect of exchange rate movements, the increase was 7.6%. The Company reported net income for the quarter ended June 30, 2004 of $1.2 million, compared with $1.9 million for the quarter ended June 30, 2003. Net income per common share for the quarter ended June 30, 2004 was $0.10 compared with $0.16 in the quarter ended June 30, 2003.

The net income in the three months ended June 30, 2004 included Other Expenses of $0.6 million reflecting a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds. In the three months ended June 30, 2003, Other Income of $2.2 million comprised a non-cash foreign exchange remeasurement gain of $2.0 million pertaining to the Convertible Capital Bonds, and a $0.2 million gain on the repurchase of Capital Bonds. Excluding these non cash items, net income for the current quarter was $1.6 million, or $0.13 per common share, compared to $0.3 million, or $0.03 per common share in the prior year, and Earnings before Interest, Taxes, Depreciation and Amortization
("EBITDA") was $6.3 million for the second quarter of 2004, or 16.4% of revenues, compared with $3.8 million, or 11.7% of revenues, for the same period in the prior year.

Net cash generated by operating activities totaled $2.3 million in the second quarter of 2004 (compared with $1.7 million in second quarter 2003), after using $2.5 million in increased working capital ($0.8 million in 2003). Net days sales outstanding were 22 days at June 30, 2004, compared with 17 days at June 30, 2003. Capital expenditure totaled $2.3 million in the second quarter of 2004.

Revenues for the six months ended June 30, 2004 at $75.6 million were 17.0% above revenues for the same period last year of $64.6 million. Excluding the effect of exchange rate movements, the increase was 6.2%. Operating Income for that period was $6.3 million, or 8.4%, compared to $3.3 million, or 5.1% in the prior year. The Company reported net income for the six months ended June 30, 2004 of $2.6 million, compared with $1.5 million in the same period last year. Net income per common share for the six months ended June 30, 2004 was $0.22 compared with $0.13 in the same period last year.

The net income in the six months ended June 30, 2004 included Other Income of $0.7 million reflecting a non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds. In the six months ended June 30, 2003, Other Income of $1.7 million comprised a non-cash foreign exchange remeasurement gain of $1.1 million pertaining to the Convertible Capital Bonds and $0.6 million gain on the repurchase of Capital Bonds. Excluding Other Income net income for the first six months of 2004 was $2.1 million or $0.17 per common share, compared with $0.3 million or $0.02 per common share in the prior year and EBITDA was $10.9 million, or 14.5% of revenues, compared with $7.6 million, or 11.7% of revenues, in the same period of 2003.

Net cash generated by operating activities in the first half of 2004 was $3.7 million (2003 $1.4 million) after using $4.2 million in increased working capital ($3.4 million in 2003). Capital expenditure in the first half of 2004 totaled $4.6 million.

Cash on hand at June 30, 2004 was $15.1 million  ($17.3  million at December 31,
2003). Long-term debt was $87.6 million at June 30, 2004 the same as at December 31, 2003.

Andrew Baker, LSR's Chairman and CEO said, "Exceeding 10% operating profit this quarter is a significant milestone for LSR, helped not only by the positive industry trends, but by the focus and commitment that management and staff have shown to customer service and expense management. As both the political and business climate has improved for LSR, we are excited about the prospects both for continued growth and the return over the coming quarters and years to the more robust operating margins that our company and peers have historically enjoyed."

Brian Cass, LSR's President and Managing Director said, "The second quarter saw a substantial growth in orders over the second quarter of 2003 with the result that orders for the first half of the year were at record levels. Overall they were 28% up on last year with a strong contribution from the pharmaceutical industry which was 41% ahead of last year. This growth in orders has increased backlog and is supporting the continued growth in revenues."

Mr. Cass added, "When we announced our results for the first quarter we indicated that we expected to see the impact of the restructuring of our UK facilities being felt during the second quarter. That indeed proved to be the case. This action played a significant role in allowing us to reduce our total costs in the second quarter by $0.6 million while at the same time growing revenues by $1 million."

LSR will hold an investor conference call to discuss the quarter's results on Friday morning, August 6, 2004 at 9:00 Eastern time. That call can be listened to by dialing (888) 730-9141 (within U.S.) or (517) 308-9012 (outside U.S.);
pass code 58804. We suggest calling five minutes prior to the scheduled call.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the USA's Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's SEC filings, including its Form 10-K for the fiscal year ended December 31, 2003, as filed with the US Securities and Exchange Commission.

                              - tables to follow -


                           Life Sciences Research Inc.
                             Statement of Operations

                                    Unaudited
                                                      Three months ended June 30          Six months ended
                                                                                              June 30

(Dollars in thousands, except per share data)            2004           2003            2004            2003
Net revenues                                             $38,315         $32,663        $75,551         $64,564
Cost of revenues                                        (28,111)        (25,442)       (57,546)        (50,815)
                                                      -----------    ------------    -----------     -----------
Gross profit                                              10,204           7,221         18,005          13,749
Selling, general and administrative expenses             (6,201)         (5,395)       (11,686)        (10,316)
Other operating expenses                                       -           (132)              -           (132)
                                                      -----------    ------------    -----------     -----------
Operating income                                           4,003           1,694          6,319           3,301
Interest income                                               14              23             28              39
Interest expense                                         (1,593)         (1,444)        (3,169)         (3,152)
Other income/(expense)                                     (625)           2,179            730           1,729
                                                      -----------    ------------    -----------     -----------
Income before income taxes                                 1,799           2,452          3,908           1,917
Income tax expense                                         (597)           (592)        (1,313)           (415)
                                                      -----------    ------------    -----------     -----------
Net income                                                $1,202          $1,860         $2,595          $1,502
                                                      -----------    ------------    -----------     -----------
Income per common share
- Basic                                                    $0.10           $0.16          $0.22           $0.13
- Diluted                                                  $0.10           $0.15          $0.21           $0.12

Weighted average common shares outstanding
- Basic     (000's)                                       12,050          11,932         12,045          11,932
- Diluted  (000's)                                        12,346          12,244         12,554          12,332




                           Life Sciences Research Inc.
                                  Balance Sheet


(Dollars in thousands, except per share data)                              June 30,         December 31,
                                                                               2004                 2003
ASSETS                                                                    Unaudited              Audited
Current assets:
Cash and cash equivalents                                                   $15,135              $17,271
Accounts receivable, net of allowance of $546 and $561 in
    2004 and 2003 respectively                                               23,360               17,515
Unbilled receivables                                                         13,485                8,246
Inventories                                                                   1,771                1,901
Prepaid expenses and other current assets                                     3,573                4,610
                                                                     ---------------      ---------------
Total current assets                                                         57,324               49,543

Property and equipment, net                                                 103,000              101,547
Goodwill                                                                        847                  832
Unamortized Capital Bonds issue costs                                           345                  429
Deferred income taxes                                                         3,521                3,922
                                                                     ---------------      ---------------
Total assets                                                               $165,037             $156,273
                                                                     ---------------      ---------------
                                                                     ---------------      ---------------

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                            $10,124              $12,508
Accrued payroll and other benefits                                            2,525                4,152
Accrued expenses and other liabilities                                       17,478               13,695
Short term debt                                                                 263                  338
Fees invoiced in advance                                                     28,638               22,761
                                                                     ---------------      ---------------
Total current liabilities                                                    59,028               53,454

Long-term debt                                                               87,649               87,560
Pension liabilities                                                          22,097               21,414
Deferred income taxes                                                         3,237                2,291
                                                                     ---------------      ---------------
Total liabilities                                                           172,011              164,719
                                                                     ---------------      ---------------

Commitments and contingencies

Shareholders' equity/(deficit)
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at June 30, 2004: 12,049,534 (December 31,
2003: 12,034,883)                                                               120                  120
Non-Voting Common Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                      -                    -
Preferred Stock, $0.01 par value.  Authorized 5,000,000
Issued and outstanding: None                                                      -                    -
Paid in capital                                                              75,123               75,101
Less: Promissory notes for the issuance of common stock                       (643)                (661)
Accumulated comprehensive loss                                             (24,136)             (22,973)
Accumulated deficit                                                        (57,438)             (60,033)
                                                                     ---------------      ---------------
Total shareholders' equity /(deficit)                                       (6,974)              (8,446)
                                                                     ---------------      ---------------

Total liabilities and shareholders' equity /(deficit)                      $165,037             $156,273
                                                                     ---------------      ---------------